Exhibit (c)(2)

The Mexico Fund, Inc.

April 22, 2010

As announced on March 10, 2010, The Mexico Fund, Inc. (the “Fund”) is paying on April 22, 2010 a distribution of $0.63 per share, the equivalent of 2.5% of the Fund’s net asset value per share (NAV) as of December 31, 2009. This distribution is the first corresponding to the fiscal year 2010.

As a general matter, the amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

However, under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth an estimate of the source of the April 22, 2010 distribution and for the current fiscal year:

Distribution Estimates	April 2010		Fiscal Year-to-date (YTD)[1]
Source	Per Share Amount	Percent of Current Distribution	Per Share Amount	Percent of Fiscal Year Distributions
Net Investment Income	$0.0570	9.05%	$0.0570	5.22%
Net Realized Short-Term Capital Gains	$0.0710	11.27%	$0.0710	6.50%
Net Realized Long-Term Capital Gains	$0.1690	26.83%	$0.6319	57.82%
Return of Capital (or other Capital Source)	$0.3330	52.86%	$0.3330	30.47%

Total Distribution	$0.6300	100.00%	$1.0929	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on March 31, 2010[2]	32.22%
Annualized Distribution Rate (current fiscal year)[3]	3.87%
Current Fiscal Year Cumulative Total Return[4]	28.04%
Cumulative Distribution Rate (current fiscal year)[5]	1.60%

[1]	The Fund’s current fiscal year began on November 1, 2009.

[2]

Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

[3]	The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of March 31, 2010 annualized as a percentage of the Fund’s NAV at the same date.

[4]

Fiscal Year Cumulative Total Return is the percentage change in the Fund’s NAV from November 1, 2009 through March 31, 2010, including distributions paid and assuming reinvestment of those distributions.

[5]

Cumulative Distribution Rate for the Fund’s current fiscal period (November 1, 2009 through March 31, 2010) measured on the dollar value of distributions in the period as a percentage of the Fund’s NAV as of March 31, 2010.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s MDP.

The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions for the current fiscal period reported above are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report the distribution for federal income tax purposes.